SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer

Code of **Ethics**



Right Path

Ethics And Compliance Program

GOL

Message from **Management**

Team of Eagles,

Best practices, in attitudes and relationships, consistent with our Values, should guide our daily activities and are essential to ensure the perpetuity of our business and the integrity and reputation of our brands.

By acting ethically, we reflect our principles but also show our collective Values and how we relate to colleagues, Customers, shareholders, suppliers, and to the communities we serve.

We want to be the First for Everyone and so we must be the First in acting in a consistently ethical way towards everybody.

Therefore, all companies in the GOL group believe that integrity in the conduct of their activities - and their relationships - is essential to the success of their businesses and their respective sustainability, inseparable from their corporate image.

As the world around us and the way we relate to it change, we must, too, adapt and respond. That is why we are launching a new version of the Code of Ethics, which strengthens our Culture and our Way of Being and Doing, reaffirming GOL's unconditional commitment to ethics and integrity.

The Code sets forth the principles that should guide our behavior. It is part of THE RIGHT PATH - Ethics and Compliance Program, that has as its overarching objective to ensure that integrity characterizes our relationships and our behavior. Remember: the decisions we make every day show what our ethical standards are.

Our reputation depends on all of us being engaged in applying and sharing the ethical guidelines of the Code. Each of us is responsible for its dissemination, application and effectiveness. We should read the Code and understand it, strictly follow its principles, and be willing to raise the alarm if something seems to be going off track. And we will go beyond GOL, by seeking from our business partners adherence to the principles of the Code or encourage them to adopt their own policies strictly in line with ours. The Code of Ethics does not have answers to all situations that we will encounter. It does, however, serve to show us how to deal with ethical challenges. The consistent application of the principles reaffirmed here is key to continuing our success. Only together, oriented by the same ideals, will we be able to achieve our purpose to be First for Everyone. We count on the involvement, the commitment and the engagement of all.

Constantino de Oliveira Júnior
Chairman of the Board of Directors

Celso Guimarães Ferrer Júnior
President of GOL Linhas Aéreas

Table of Contents

1. **Our Purpose, Vision And Values** 6
2. **Application and responsibilities** 10
3. **Ethics in our relationships** 14
   3.1. Conflict of interests 15
   3.2. Fighting corruption 17
      3.2.1. Say "no" to bribery 17
      3.2.2. We do not accept any form of corruption 19
      3.2.3. Gifts, entertainment, sponsorships, and donations 20
      3.2.4. Our partners and suppliers 22
      3.2.5. Our books and records must be accurate 23
      3.2.6. Prevention against money laundering 24
4. **Operational safety** 26
5. **Our relationships** 28
   5.1. Inclusion and diversity 29
   5.2. Relations with Customers 32
   5.3. Relations with shareholders 32
   5.4. Relations with Employees 34
   5.5. Relations between Employees 35
   5.6. Relations with suppliers and partners 37
   5.7. Relations with competitors 38
   5.8. Relations with the media 40
   5.9. Relations with social media 40
   5.10. Relations with the community and the environment 41
   5.11. Relations with public agencies 45
6. **Our Information and property** 48
   6.1. Advertising and publicity 49
   6.2. Corporate resources 50
   6.3. Data security 51
8. **The Right Path - Ethics And Compliance Program** 54
9. **The Ethics Channel** 56
10. **Related policies** 60
11. **Final remarks** 64



1. Our **Purpose, Vision** and **Values**

Purpose: Be the First for Everyone.

Vision: Be the best airline to travel, work, and invest.

Values:

Safety

It is our number 1 Value

What we do:

- We are, each of us, responsible for Security and we prioritize it in everything we do
- We promote a Safety culture in all situations
- We comply with operational, corporate, work, information and property security policies and procedures

What is strictly prohibited:

- Failing to identify, alert and report Security risks
- Ignoring and violating Security policies and procedures
- Being negligent, reckless, and doing things without knowing

Team of Eagles

Proud to be GOL: the best team in aviation

What we do:

- We treat people the way they like to be treated
- We make a difference with high performance and create opportunities
- We dialogue proactively, openly, and transparently

What is strictly prohibited:

- Unethical, disrespectful, or discriminatory conduct
- "This is Not my Job"
- Omission

Customer

The center of our decisions

What we do:

- We are close, we listen and understand our Customers
- We deliver a simple and consistent experience in all interactions
- We serve with security, friendliness and commitment

What is strictly prohibited:

- Give importance to the Customer only in theory and not in practice
- Lack of sensitivity and care, especially in adverse conditions
- Leaving the Customer without information and a solution

Low Cost with Intelligence

Our main competitive strength

What we do:

- We are efficient and productive
- We focus on what matters
- Cost care every day, in every detail

What is strictly prohibited:

- Letting Low Cost compromise Safety and quality
- Allow the simple to become complicated
- Waste and temporary solutions that become permanent

Results

Excellence to exceed goals

What we do:

- We are driven by challenges and determined to overcome our goals
- We have objectivity and discipline in planning and execution
- We make decisions for both now and the future

What is strictly prohibited:

- Poor performance and conformism
- Many initiatives with few conclusions
- Lack of responsibility for results

GOL is guided by principles that sustain an Organizational Culture focused on valuing those who work here and those we work for, complying with legal and ethical standards and the permanent search for improvement. Social issues, such as human rights, diversity, and sexual exploitation are of extreme concern to the Company. Therefore, we invest in education and initiatives that strengthen our Culture, and adopt policies and practices to prevent and combat all forms of discrimination, harassment, prejudice, and hostile working conditions.

Furthermore, GOL strongly opposes and combats child and slave labor, criminal profit from prostitution and sexual exploitation of minors. Therefore, we invest in education and actions that strengthen the principles of our Culture, in addition to adopting policies and practices to prevent and combat all types of discrimination, harassment, prejudice and unworthy working conditions (such as child or forced labor).



2. Application and responsibilities

Our Principles

This Code of Ethics applies to all Employees, regardless of rank, to all executives and to the Board of Directors (together, our "members").

In addition, GOL expects the Code's principles to be followed by all its business partners.

Compliance with this Code reveals our commitment to professionalism and transparency in all our actions at work.

Below, we describe the commitments that should guide the attitude of all Employees.

What is your role in building a more ethical work environment?

Leadership

- Encourage ethical behavior by setting the right example.
- Read, understand and ensure compliance with the principles of our Code of Ethics.
- Encourage the reading of the Code of Ethics and create opportunities for discussion of its principles, to broaden understanding of the Code and show how to face possible ethical challenges.
- Ensure that all Employees comply with the Code of Ethics, obligations and other Company policies.
- Be aware of and fulfill your responsibilities, completing training on time and encouraging Employees to adopt the same attitude.
- Contact the Ethics Channel, which guarantees confidentiality concerning identification, for clarification and guidance regarding situations and/or facts that represent doubts or ethical dilemmas.
- Never retaliate or threaten to do so, for the use of the Ethical Channel or any other reason.

- Remain open to clarifying doubts regarding the matters of the Code and demonstrate availability to address issues related to its management, reinforcing the possibility of free expression before the Company, directly or indirectly, through the Ethics Channel to improve relations and the environment of our Eagles Team.
- Promote and maintain a culture of integrity and respect in relationships.
- Take effective action as soon as unethical conduct is identified.
- Be aware of and map all the risks that the area is subject to.

Employees

- Be an example of ethical conduct for your colleagues and others.
- Practice the Company's Values with empathy, helping to strengthen the bonds of our Team.
- Comply with the Code's principles and other Company policies, and seek to have discussions that help compliance by others.
- Talk to your supervisor about any ethical issues.
- Use the Ethics Channel responsibly and in good faith. Never use the Channel to threaten others.
- Use the Ethics Channel to communicate all cases of non-compliance with the Code of Ethics.

All members are responsible for complying with applicable legislation, this Code and GOL's other internal policies and standards.

This Code should be applied consistently and coherently with other GOL policies.

In case of doubt about the interpretation and application of this Code, consult your supervisor, or contact the Ethics Channel at or telephone 0800 800 1101.


GOL
GOL



3. Ethics **in our relationships**

GOL

Our *Way of Being and Doing* is based on doing the right and ethical thing. These attitudes or behaviors connect us to our purpose of being the First for Everyone.

GOL pledges to conduct its activities in a transparent, safe and responsible manner, free from conflict of interests and consistent with our Values.

3.1. Conflict of interests

Our Principles

Conflict of interests are situations in which the private interests of the Employee - or someone related to them (whether internal or external) - may overlap with the interests of GOL or appear to be overlapping.

In other words, these are situations in which the Employee, by acting or not acting, can benefit himself, his family or others in his relationship, regardless of the role performed or related hierarchies.

All Employees must inform GOL if they have identified any conflict of interest in their work or that of other Employees and third parties.

Having a conflict of interest is not necessarily a violation, and it becomes a violation if the Employee does not inform GOL immediately.

Everyone must contribute to an environment free from conflicts of interest when conducting business and/or making decisions, and Employees are not permitted, within the scope of their duties, to make decisions that favor or appear to favor their interests.

How to act

- Read and become aware of GOL's Conflict of Interest Policy.

- Immediately inform your manager by email of any personal ties you have with: (I) Suppliers; (II) Business partners; (III) Customers; (IV) Employees of competing companies; (V) candidates for job opportunities; (VI) Public Agents with whom GOL interacts; (VII) beneficiaries of donations, sponsorships and support granted by GOL, as defined in the Conflict of Interest Policy.

- The manager must inform the Compliance area of the treatment to be given to the case, which will take the matter to the Ethics Committee, which, in turn, may recommend additional or different measures to that informed by the manager.

- If you identify or become aware of a situation involving a Conflict of Interest in the Company, related to other Employees, be the protagonist and report it to the Ethics Channel via www.eticanagol.com.br or 0800 800 1101.

Be alert to and speak up in situations where you:

- Can influence the choice or evaluation of a supplier, where someone close to you works.
- Can influence the negotiation with a business partner of which you or someone close to you is a shareholder.
- Can influence the choice of a job candidate, if that candidate is someone close to you.
- Are personally involved with an Employee about whom you can influence evaluation, promotion or other work decisions.

Remember, the Ethics Channel is always at your disposal to report situations that you do not feel comfortable sharing with your manager. It is the recommended tool for reporting issues related to Fraud, Harassment, Harassment, Discrimination, Conflict of Interest, among other issues, via the email address www.eticanagol.com.br or the telephone line 0800 800 1101.

3.2. Fighting corruption

GOL is against corruption in all its forms and seeks to ensure the highest level of integrity and ethics in its activities. In this sense, the Company develops its business and all actions in strict compliance with the provisions of laws and rules, including those related to Brazilian and foreign anti-corruption that apply to us.

To ratify this commitment, GOL has the Right Path - Ethics and Compliance program, which has, as some of its objectives, the prevention, detection and response to acts of bribery and corruption.

All Employees must read and comply with all provisions of GOL's Anti-Corruption Policy.

3.2.1. Say "no" to bribery

Our Principles

Still on the premise of guaranteeing the highest level of integrity in its activities, GOL does not admit any form of corruption, such as extortion[1] or bribery[2], in an attempt to influence or obtain business by promising, offering or giving to those who may decide in favor of GOL, or someone related to them (such as a family member), some type of undue advantage. We also do not request or accept an undue advantage in exchange for maintaining business concluded by GOL.

Note that the offer may not be directly to the person with decision-making power, but rather to someone related to them. Even so, it can be considered a bribe for offering an undue advantage[3].

---

[1]The act of forcing someone to do or not do something using threats or violence with the intention of obtaining an advantage, reward or profit. [2]Bribery is an illicit act that consists of the action of inducing someone to perform a certain act in exchange for money, material goods or other private benefits.

It is considered an undue advantage to grant or promise items that could be understood as something intended to influence a third party, such as, for example, a Public Agent, with decision-making power over GOL. For example:

- The attribution of an upgrade or bonus miles to a Public Agent with decision-making power over a GOL license will be considered an undue advantage, as a mere cordiality, if it is offered only to the Public Agent or a family member, without consistent justification for the concession.
- The granting of an upgrade or bonus miles to a Public Agent or their family members due to their flight being canceled will not be considered an undue advantage. In this case, the concession will be for all passengers equally and only due to the flight cancellation.
- Offering a pen or other branded object to a third party will be considered an undue advantage, for example, if it costs R$500.00 in the store.

How to act

- Never promise, offer, request or accept, directly or indirectly, advantages that could be understood as bribes from people, whether they are Public Agents or not, to influence a decision in favor of GOL in your own interest, on the other hand Collaborator or third-party interest.
- Make sure that all Risk Third Parties have adequately undergone the Anti-Corruption Due Diligence Procedure before hiring, ensuring that they are aligned with GOL's Values.
- All of our accounting records must be kept transparent and accurate, detailing each transaction.
- Conduct that does not comply with these guidelines is subject to disciplinary measures and applicable legal measures.

[3]An undue advantage is a benefit promised, offered or given, directly or indirectly, to a third party - or a person related to them -, and which, due to its value and/or context of the situation, may influence or be understood as something that may influence decisions, causing a direct impact on GOL. This benefit may be, for example, money, airline tickets, discounts and upgrades, gifts, hospitality or other valuable objects, inappropriate donations or sponsorships, among others.

For more information, consult the Anti-Corruption Policy, Sponsorship and Donations Policy and the Gifts, and Hospitality Policy.

3.2.2. We do not accept any form of corruption

Our Principles

In addition to bribery, GOL also prohibits the practice of other acts forbidden by the Fighting Corruption laws applicable to the Company, such as:

- Cause damage to the competitive nature or obstruct or attempt to obstruct, directly or indirectly, by action or omission, any bidding procedure or any other similar procedure.
- Tampering with public contracts or altering them illegally or illegitimately.
- Obstruct or hinder investigations or inspections by Public Bodies. Situations that may be configured or appear to be such will be evaluated by the Ethics Committee, receiving the appropriate sanctions, without prejudice to the applicable legal penalties.

How to act

- Do not practice or collaborate in the practice of any act of corruption or other act prohibited by legislation aimed at combating corruption.
- Always act cooperatively and cordially with public authorities that come to inspect or investigate GOL.
- If you have any doubts about whether or not a situation can be considered an act prohibited by GOL, or become aware of any action that violates the principles and conduct of this Code, do not hesitate to talk to your manager or immediately access the Ethics Channel via Channels of Communication mentioned in the Application of the Code of Ethics section.

Remember that GOL's liability for acts of corruption will not exclude the individual responsibility of those who committed, co-authored or participated in the illicit act. If you are aware of or suspect any Collaborator or these acts, report it to the Ethics Channel.

For more information, see the Anti-Corruption Policy. The full text of Federal Law No. 12,846, of August 1, 2013, known as the "Anti-Corruption Law" of Brazil, is available at www.planalto.gov.br/ccivil_03/_ ato2011-2014/2013/lei/l12846.htm, and the Foreign Corrupt Practices Act (FCPA) is available at https://www.justice.gov/criminal-fraud/statutes-regulations

3.2.3. Gifts, entertainment, sponsorships, and donations

Our Principles

GOL does not allow the offering of courtesies, such as Gifts and hospitality, in addition to sponsorships or donations as a form of bribery. We consider gifts or gifts to be the items we offer in the context of our activities, as a form of cordiality, of only symbolic commercial value and with no intention of influencing decisions, as defined in the Gifts and Hospitality Policy.

Examples are pens, items offered to children on board, institutional models, key rings, diaries and mugs, which preferably contain the GOL logo. Hospitalities are also offers, but related to entertainment or technical events, meals, airline tickets, accommodation or tickets.

Sponsorships and donations are support granted by the Company to initiatives with which GOL identifies. This support can be in the form of cash, travel, discounts or other types of benefits.

GOL does not make political party donations, nor does it allow any Employee to make donations in the name and/or in the interests of GOL.

Courtesies, sponsorships and donations may be offered, as long as they are within the scope of our business relationships, observing GOL's internal policies and procedures, so that such offers are not or appear to be considered undue advantages.

How to act

- Only offer sponsorships or donations observing all the requirements of GOL's internal policies and paying attention to the need to previously understand the context and those involved in the sponsorship or donation.
- Reinforce with third parties who work on behalf of GOL that it is prohibited to offer any gift, gift, hospitality and/or meal to close or maintain business for GOL.
- Do not offer or receive courtesies when any of the following situations occur:

  That influence or appear to influence ongoing business at GOL.

  Exceed the permitted value. The following are considered to be of excessive value:

  - Items offered to Public Agents of a value greater than that provided for in that Agent's regulations. For example, Decree No. 56,130/2015 prohibits any Public Agent in the Municipality of São Paulo from accepting gifts, benefits or advantages if they exceed R$ 100.00 (one hundred reais).
  - If the beneficiary is a private legal entity or individual, the amount above which is considered excessive is 1/3 of the national minimum wage.
  - They violate the standards to which the recipient is subject, being, for example, of a higher value than the person can receive in their Company.
  - They are offered or received very frequently, even if of low value. For example, it will be considered too often to give a gift or giveaway every two months to the same recipient.

- Are in cash or equivalent, such as gift cards or prepaid cards.
- They are inappropriate in some way, as they are, for example, related to gambling with content that does not comply with GOL's Values.

- If a courtesy is received that does not comply with the conditions of this Code and the Gifts and Hospitality Policy, it must be returned. If the return is not possible, receipt must be communicated to GOL's Compliance area, which will decide with the Ethics Committee on its destination.
- The Employee must maintain supporting documentation of the courtesies offered/received. If you have any questions about the guidelines above, speak to your manager or the Ethics Channel.
- Never accept tips for services provided to our Clients and stakeholders.
- Before deciding whether to offer or receive courtesies (for example, invitations to events), check the Gifts and Hospitality Policy.
- Regarding the granting of any sponsorship or donation, please refer to the Sponsorship and Donations Policy.
- The return of amenities must be accompanied by a standard letter according to the model contained in the Gifts and Hospitality Policy.

3.2.4. Our partners and suppliers

Our Principles

GOL prefers to interact with third parties that conduct their activities following ethical principles similar to ours.

Therefore, GOL adopts prior verification procedures for the highest risk Suppliers and Partners, aiming to understand whether their history demonstrates in any way a performance that is out of line with our way of acting.

Employees must disseminate the rules and guidelines contained herein to their Commercial Partners, Customers, Suppliers and Public Agents with whom they interact so that they can be applied throughout their business chain with GOL. Additionally, they must inform these audiences of the availability of the Ethics Channel (www.eticanagol.com.br and 0800 800 1101) so that they can report issues related to possible non-compliance.

How to act

- Employees who participate in processes of (I) acquisition of goods and services; (II) mergers, acquisitions and corporate restructuring; (III) establishment of partnerships; or (IV) attribution of sponsorships and donations must be diligent in verifying the existence of irregularities or illegal acts on the part of third parties and determine whether there is evidence of these issues in the companies and Agents involved, so that these operations do not result in reputational damage or sanctions for GOL. If you come across a situation of this type, immediately inform your manager and GOL's Compliance area.

See more information in the Acquisition Policy, Contracts Policy, Sponsorship and Donations Policy, and Anti-Corruption Due Diligence Procedure.

3.2.5. Our books and records must be accurate

Our Principles

To ensure the transparency and legitimacy of transactions contained in the Company's books and records, any operational, financial and economic records are made accurately and completely and reflect the veracity of the transactions carried out.

Ensuring accurate and complete commercial, operational and financial records is the responsibility of all Employees.

How to act

- Value the accuracy of all the Company's operational, financial and commercial records. This includes not only accounting records, but also, for example, any reports on quality, working hours, expenses, dispatch and punctuality.
- Ensure all reports to tax and regulatory authorities are clear, accurate and delivered on time.
- Never falsify any documents.
- Never allow initiatives with the intention of evading taxes or circumventing applicable fiscal and monetary laws or regulations.
- Make sure that all contracts under your management are up to date, consistent with reality and properly filed along with all evidence of their execution.
- Serve auditors and authorities with promptness and transparency, ensuring access to all records, documents and other information necessary to conduct audits, inspections and investigations, avoiding situations of conflict of interest.

3.2.6. Prevention against money laundering

GOL is committed to the laws to combat and prevent money laundering and terrorist financing.

How to act

- Only do business with reputable suppliers and partners, with resources from legitimate sources.
- Comply with applicable legislation on money laundering and terrorist financing, reporting suspicious transactions to the competent bodies.
- Report suspicious payments to the Compliance department, such as those in which the customer wants to make payments of large amounts in cash; those carried out in financial transactions that do not appear to have a connection with the client, using unidentified intermediaries; those that require payments to bank accounts unlinked to the location where the services were provided; and those carried out in tax havens.





4. Operational **Safety**

Safety is our number 1 Value and guides all our actions. Therefore, GOL Employees have the responsibility to act with attention to Safety principles and in compliance with the internal and external Safety standards applicable to the Company.

Our Principles

- The safety of our Employees, Company, Customers and assets always comes first.
- Every GOL Employee must act following the policies and processes that guarantee operational, corporate, work, property and information security.

How to act

- Always act carefully. Conduct outside the established standards may pose risks to the safety of GOL's people and assets. You must try to observe any action that could compromise Security.
- In the event of an event, incident or error, immediately inform your superior, the Security area, for example, through the AQD Portal or the Compliance area, via email compliance@voegol.com.br or also to the Ethics Channel.
- As a manager, if you are informed of an incident, act to deal with the problem immediately, using the Security tools provided by GOL. For specific questions about Data Security, see section 6.3 Data Security.



5. Our relationships

A Company like GOL interacts with a wide range of audiences, such as Customers, Shareholders, Employees, Suppliers, Government and Communities, and all our decisions and actions have effects on these audiences.

Knowing this means always treating all our points of contact with dignity, respect, honesty and transparency, maintaining the integrity, expectations and privacy of each of these groups.

GOL respects and engages in issues relating to Human Rights, requiring that all audiences with which it interacts adopt the same practices.

If you are in doubt about whether or not to take a certain action, ask yourself:

- Am I following GOL's Values?
- Is my decision in line with applicable legislation, the Code of Ethics and other GOL Policies?
- If my conduct appears in the media tomorrow, could this harm GOL's reputation?
- Before taking action, consider whether the people you interact with may feel disrespected in some way. If there is this perception or if there is still doubt about the impact of your attitude, look for another way to interact.

5.1. Inclusion and diversity

Our Principles

We are equal because we are all different. GOL has diversity in its Way of Being and Doing and increasingly seeks to strengthen our relationships, which must always be guided by respect.

Our Way of Being and Doing must promote an inclusive environment, in which people can do what they like, be recognized and rewarded for their different ways of being and thinking. Furthermore, we treat people the way they like to be treated, thus strengthening one of our fundamental values: respect. Reinforcing our commitment to diversity, we have the DE&I (Diversity, Equity and Inclusion) core, which is premised on sharing knowledge and supporting business areas on topics and actions involving diversity, equity and inclusion.

We support a culture of mutual respect, valuing individual differences and promoting the open exchange of ideas and perspectives.

We encourage collaboration and teamwork, recognizing that diversity of thought is fundamental to GOL's innovation and success.

We promote clear and transparent communication, ensuring that all Employees are informed about policies and practices related to diversity, equity and inclusion.

We are open to listening to suggestions, concerns and feedback from our Employees to constantly improve our initiatives.

We commit to contributing to the construction of a fairer and more inclusive society, through partnerships with organizations and initiatives that promote diversity and equal opportunities.

These guidelines reflect our ongoing commitment to diversity, equity and inclusion in all areas of GOL.

Each Employee is responsible for incorporating and promoting these values in their daily lives, creating an equitable and prosperous environment. By considering multiple perspectives, we can make better decisions, avoiding biases and expanding our strategic vision. After all, diversity is recognized as an essential competitive differentiator for our constant growth.

How to act

- Collaborate to build an environment of inclusion and partnership, where everyone feels respected, regardless of any characteristic, such as social condition, gender, ethnicity or color, religion, age, sexual orientation, region of origin, physical or intellectual limitations, state civil status, permanent or temporary physical characteristics, philosophical or political convictions, diverse opinions, among others.
- Promote an environment of diversity, inclusion and collaboration, where everyone is valued and respected. We do not tolerate any form of discrimination based on race, nationality, length of service, social characteristics, gender, ethnicity, color, religion, age, sexual orientation, regional origin, physical or intellectual abilities, marital status, physical characteristics (permanent or temporary), philosophical or political convictions, differing opinions or any type of hostility towards our Employees, whether on the part of the team or third parties.
- If you witness or are aware of situations involving our Employees that fail to comply with the premises established within the scope of Diversity, Equity and Inclusion D&I, report to the Ethics Channel via the email address www.eticanagol.com.br.

5.2. Relations With Customers

Customers are our reason for existing. An excellent relationship with this public is something we constantly seek and a reason for the zeal and attention of the entire Company.

Therefore, we have the GOL way of serving, Safe, Simple and Friendly, which makes us the best option for the Customer.

Our Principles

- Education, courtesy, empathy, and respect: these are the essential behaviors in service to provide our Customers with a positive experience.

- We do not hide information, nor do we take advantage of a situation to force the purchase of a product or service.
- We seek constant improvement in the quality of our services and the continuous improvement of relationships with Customers.
- All relationships with this public must be based on our service guidelines, laws and regulations established by the Company.

How to act

- Respond with agility and promptness, seeking solutions and information, including at critical moments, providing a fast, clear, accurate and transparent service.
- Identify Customer needs and be able to satisfy them, committing ourselves to offering facilitating, innovative and quality services that value, above all, the Safety of our Customers.
- Prevent our personal interests or opinions from conflicting with those of our Clients.
- Do not accept any amount in kind, whether as a tip or of any other nature.
- Do not use, pass on or disclose Customer data (telephone, email, credit cards, etc.) entered in reservations to carry out any type of contact or personal transaction, whether for the Employee or third parties.
- Promote, in your relationships with Customers, an inclusive and mutually respectful environment, where there are no discriminatory and intolerant attitudes.

5.3. Relations with shareholders

Shareholders are those who invest their capital in GOL. We must be accountable and relate responsibly and transparently with this public, and this behavior must extend to investors, market analysts, regulatory bodies and entities in the national and international capital markets.

Our Principles

- The relationship with Shareholders must be based on our corporate governance policies, providing constant, clear, accurate, accessible and complete information about our Company.
- All information that may influence the price of the Company's shares and that has not yet been disclosed to the public is treated as strictly confidential and should not be disclosed.
- Any information that may interfere with the market value of our shares (for example, news about projections of results and/or strategic plans or information about new flights or the arrival of new planes) may only be disclosed by the Investor Relations area at https://ri.voegol.com.br/ and appropriate communication tools.
- All of our financial statements are prepared in a detailed, precise, objective and timely manner, presenting the real economic situation of our Company.
- We value the security of the registration information of all our Shareholders.
- We have a Board of Directors that monitors the Company's management and procedures, in addition to approving strategic decisions and continually evaluating the risk management of our business.
- The applicable legislation is clear that we cannot benefit ourselves or others by access to privileged information about the purchase or sale of shares. Therefore, we must maintain confidentiality regarding any privileged information to which we have access.

How to act

- Do not transmit information to third parties that could interfere with the value of shares before they are officially disclosed to the market.
- Do not use relevant information, that is, information that could influence the investment decisions of third parties, and that has not yet been disclosed, when purchasing or selling Company shares.

- Do not trade GOL shares during periods prohibited by the Company.

If you have any questions, contact the Investor Relations area.

5.4. Relations with Employees

We are the best team in aviation.

We are a Team of Eagles, and transparency in relationships with Employees is the starting point for building an environment of integrity, trust and credibility.

We promote an inclusive and mutually respectful environment, where there are no discriminatory and intolerant attitudes within the Company.

Our Principles

- All information related to the Company's decisions and the business that must be passed on to Employees is done through its information and communication channels.
- Hiring and/or provision of services that could affect the boss/subordinate relationship or create a conflict of interest between Employees are not permitted.
- GOL is committed to maintaining an honest, transparent, friendly, inclusive and safe work environment, ensuring that all Employees are treated respectfully, regardless of their position.

How to act

- Comply with laws, conventions, collective agreements, Company rules and regulations.
- Never show up to work under the influence of drugs or alcohol or bring such elements into the work environment.
- Never sell or encourage the sale of goods in the workplace to avoid wasting time and embarrassing colleagues.
- Use emails, messages and systems responsibly so that racist or discriminatory messages are not exchanged, as well as images and texts that are obscene or offensive to modesty, or even for external business, illegal activities, gambling, among others.
- Promote an inclusive environment, avoiding any attitude that discriminates against people based on sex, ethnicity, religion, social class, age, sexual orientation, physical disability or any other attribute. Therefore, reflect on your stance and the impact your actions can have on others.
- Accept, respect and treat everyone equally, with an attitude of education, cooperation and consideration, regardless of gender, hierarchical level, area, age, among other aspects.
- GOL guarantees free union association and the right to collective bargaining, recognizing unions and Employee representative entities as their legitimate representatives, maintaining constructive and respectful dialogue, prioritizing collective negotiation as the preferred way of dealing with labor issues.

5.5. Relations between Employees

We spend a large part of our day in the environment or in work routines. Therefore, as a consequence, we have a relevant frequency in professional relationships with other people who work in the same area or in the Company as a whole.

Often, these relationships become closer, becoming personal, and we consider this process natural and healthy. However, in any type of relationship, our personal interests or affinities mustn't override the Company's interests or interfere with our professional routine.

Our Principles

- Concerned with image, impartiality, information security, among other practices, the Company's premise is that there cannot be direct subordination

between Employees who have family ties, marriage, stable union, engagement or dating relationship. Every Employee who finds himself or will find himself in this situation must inform his manager and the Ethics Channel, to evaluate the case and the treatment to be given.

- It is worth mentioning that, as Employees, we must maintain appropriate and respectful attitudes in interactions with stakeholders (Employees, Customers, providers, Partners, among others), even when there are personal ties.
- There is no restriction regarding cases of relationships between Employees without direct subordination, as long as there is no conflict of interests. However, Employees must inform their manager of any relationship, who will evaluate the case with the Ethics Channel.
- The Ethics Committee has the right to evaluate cases of potential conflict of interest that could put the Company's operations and processes at risk, such as, for example, links between areas that correlate and that may have some type of conflict of interest.
- GOL cultivates a constructive environment, without aggressive, intimidating or offensive expressions. To this end, it does not allow any abusive behavior, such as pressuring Employees to provide personal services, morally and sexually harassing, publicly disqualifying, offending and threatening explicitly or covertly, or other types of retaliation.

How to act

- Preserve transparency in the organization, and relationship cases must be reported to the Ethics Channel, which, when deciding the treatment to be given, must inform the Ethics Committee.
- Maintain professional relationships with ethics and respect above any personal interest or occurrence concerning the Company's Employees.

Remember that the Ethics Channel is always at your disposal for situations that you do not feel comfortable sharing with your manager.

5.6. Relations with suppliers and partners

Suppliers and Partners are an important part of our business, and contact with them must be conducted according to ethical principles, in compliance with current laws and regulations.

Our Principles

- Our Suppliers are the companies with whom we interact when purchasing goods or services.
- Partners are other companies with whom we also interact in our activity, such as, for example, those with whom we have entered into partnerships or others that we may acquire.
- The selection and hiring of Suppliers and Partners must be carried out based on technical, professional, ethical and transparent criteria.
- Concerning Suppliers, we always consider the best offers — in terms of cost, deadline and service level — presented by the market, following GOL's Procurement Policy.
- We are committed to our Suppliers in the transparency of the purchasing and contracting processes for products and services, treating everyone with respect, without privileges or discrimination of any kind, regardless of the volume of business they maintain with us.
- In the case of Partners, always checking their history and possible conflict of interest, following GOL's internal procedures and ESG assumptions.
- Items received from Suppliers and Partners must comply with the rules in the Gifts, Entertainment, Sponsorships and Donations section already mentioned.

- It is expressly prohibited to hire Suppliers or negotiate with Partners in situations of conflict of interest. In this regard, see the Conflict of Interest section.

How to act

- Only hire Suppliers or Partners who operate in their business with appropriate conduct that is compatible with the Values described in this Code; these being those who comply with all legal requirements regarding labor, environment, health and safety, who have a good reputation in the market, who respect and protect Human Rights and who combat child and slave labor, the criminal benefit of prostitution and the sexual exploitation of minors, remembering that GOL may be held responsible for the actions of its Suppliers and Business Partners.
- Not receive bribes, improper payments and donations from Suppliers in exchange for granting commercial advantages or benefits.
- Maintain a respectful relationship with Suppliers and Partners, and do not take actions that could depreciate or affect their image.

If you identify situations involving a conflict of interest between Employees, Suppliers and Partners, notify the Ethics Channel via email.

5.7. Relations with competitors

We consider competition to be healthy, as long as it is fair. Therefore, we treat our Competitors with respect.

Our Principles

- Our interaction with competitors is based on the adoption of fair competitive practices, with predatory or dishonest behavior and non-compliance with antitrust laws being prohibited.
- The Company does not allow its Employees to work or provide services in other competing companies or in another Company that has objectives that conflict with those of GOL.
- Offensive comments about Competitors may affect the image or contribute to the spread of rumors. Therefore, Employees must respect the work of Competitors, not making, for example, misleading statements about their products and services.
- Practices such as privileged information, omission of material facts, manipulation of good faith, economic espionage or obtaining or delivering plans and actions of Competitors are not part of our policy.

How to act

- Treat Competitors' information with discretion, not addressing issues that constitute our strategic differences, such as pricing policies, contract terms, costs, marketing, development of new services and market research.
- Do not disclose, confirm and/or use personal and banking information of our Customers and Employees to other companies.
- Employees who access personal information from Customers and/or other Employees may only make internal professional use of it.
- Always consult Legal before proposing or entering into any agreement with a competing Company, making sure that such an agreement will not violate competition laws.
- Do not obtain information from competitors improperly or fraudulently, always notifying Legal in case of receiving information under questionable conditions.
- Record in minutes all meetings held with competitors, providing transparency and clarity to what was discussed at the time.

5.8. Relations with the media

Media outlets play an extremely important role in shaping public opinion, and we must build Relations with the Media based on ethics and professionalism.

Our Principles

- We maintain an open channel with the media, making available all the information necessary to clarify our business and our activities.
- We respond transparently to press inquiries, always taking care of the security of our assets and information first.
- Our relations with the media require constant dialogue, with impartiality and truthfulness always prevailing.

How to act

- All contact with the press must be authorized by Corporate Communications. Therefore, Employees are not permitted to provide any type of interview or information without approval from the responsible area.
- Instruct Suppliers not to disclose, without prior authorization from Corporate Communications, any project carried out with the Company or that is in the process of being implemented.

5.9. Relations with social media

Social media plays an extremely important role in our business and in shaping public opinion.

When expressing a personal opinion, Employees are expected to take into account that this environment is public and that the content of their message may harm GOL's reputation or affect interpersonal relationships with the public with which we interact, even if the author does not present himself as a representative or spokesperson for the Company.

Please take into account that messages on social media may harm GOL's reputation or affect interpersonal relationships with the Company's key audiences.

Therefore, use media and social networks with prudence, ethics and respect.

How to act

- Avoid expressing your opinion publicly, if in any way it may expose, offend, disqualify and/or make comments that degrade and/or negatively impact the image of the Company, Employees and/or any of the audiences with which we interact.
- Do not disclose any document without authorization from the Company and/or interested parties.
- Respect the opinions of other users, even when yours differs.
- Do not speak out on behalf of the Company in comments, provocations and/or questions made by other users.
- Interact respectfully and cordially.

5.10. Relations with the community and the environment

GOL is a Company integrated into the societies in which it operates, caring about everyone around it.

To meet the expectations of the different audiences around it, GOL is guided by its commitment to sustainability, through proactive, innovative attitudes guided by ethics and transparency, in search of equity in economic, social and environmental rights and duties.

Our Principles

- We support projects, whether social, environmental, cultural, among others, that seek to improve and improve the community with which we interact.
- We encourage social transformation, promoting diversity and inclusion.

Our Team, which builds the Company's history, is also encouraged to play its role as citizens and develop proactive volunteering attitudes, through the GOL Institute that makes this practice possible, involving all audiences with whom it interacts.

How to act

- Conduct activities always trying to minimize negative impacts on the environment, society and the economy.
- Reduce and neutralize GHG (greenhouse gas) emissions on all fronts and areas of the Company.
- Act respectfully towards the communities where the Company operates, improving and contributing to the quality of human life.
- Do not carry out social actions on behalf of the Company without authorization and/or formal guidance from the ESG area and Instituto GOL.
- In cases of accidents, incidents and/or practices or conduct that may cause environmental risks or damage, the Employee must promptly notify their immediate manager and the ESG area, so that the appropriate measures can be taken.
- Check whether sponsorships or donations can be offered, following GOL's internal policies.
- Manage and encourage the adoption of good socio-environmental responsibility practices.
- Actively participate in activities in support of the Company's social objectives, being able to count on voluntary work for this purpose, always meeting all the requirements of GOL's internal standards and procedures for these purposes and aligning with your manager.

Engagement with the Global Compact


Human Rights
Labor
Environment
Corruption

GOL's integration into the United Nations Global Compact represents a significant milestone in Human Rights / Labor / Environment / Corruption

our commitment to the ESG (Environmental, Social and Governance) agenda. Being a signatory Company to this cause reinforces the Company's determination to contribute to a fairer and more sustainable world through engagement with international standards of corporate governance and the universal principles of the UN (United Nations), namely: Human Rights, decent work, environment and Fighting Corruption.

The alignment of the Global Compact principles with the Sustainable Development Goals allows GOL to identify the key areas where the best ESG solutions can be implemented. By adhering to the agenda and focusing efforts on issues such as gender equality, carbon offsetting and diversity, equity and inclusion actions, based on the educational pillar, GOL stands out and defines what it believes to be the guideline for all actions that impact its stakeholders.

The engagement of the entire Eagles Team with GOL's values and principles, as well as those of the Global Compact, is essential for consolidating a business culture focused on its entire production chain. By understanding and embracing socio-environmental responsibility initiatives, Employees strengthen the Company's positive impact and create a more ethical and collaborative work environment.

The Eagles Team's alignment with GOL's ESG goals, including knowledge of the Code of Ethics and the Manual of Conduct, is a vital element for the Company's success and sustainability.

See below the ten principles of the United Nations Global Compact:

Human Rights

1. Businesses should support and respect the protection of internationally proclaimed human rights.
2. Make sure that they are not complicit in human rights abuses.

Labor

3. Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;
4. The elimination of all forms of forced and compulsory labor.
5. The effective abolition of child labor.
6. The elimination of discrimination in respect of employment and occupation.

Environment

7. Businesses should support a precautionary approach to environmental challenges.
8. Undertake initiatives to promote greater environmental responsibility.
9. Encourage the development and diffusion of environmentally friendly technologies.

Corruption

10. Businesses should work against corruption in all its forms, including extortion and bribery.

5.11. Relations with public agencies

We maintain the highest level of integrity in our relationships with government representatives, transparently respecting moral prescriptions.

Our Principles

- We consider Public Agents to be individuals who are linked, directly or indirectly, to a Public Body because they work there or hold a position, even if unpaid and temporarily. We also consider Public Agents to be candidates or people who hold a position in a political party.
- We consider a Public Body to be any department, agency or department of the legislative, executive, judiciary or military government, whether federal, state or municipal, both in Brazil and abroad.
- Public bodies are also considered to be companies owned or controlled by the government, companies that grant public services or are authorized to provide them, international public organizations and other politically exposed entities, such as trade unions.
- Public bodies, such as ANAC, Infraero, Federal Revenue, ANVISA, Petrobras and all others, receive professional and impartial treatment. Whenever requested, we provide relevant information, data and records required by law.
- The contracts and agreements we sign with public authorities respect and comply with legal standards.
- No Employee, under any circumstances, may offer payment in exchange for facilitating, speeding up or delaying services by government authorities.

- No Employee may promise, offer or give gifts, presents and hospitality to Public Agents who are in a situation to decide in favor of GOL, even if permitted by GOL's internal policies. This type of situation has the potential to occur, for example, during the negotiation of a public contract, an inspection or in the context of granting a license.

How to act

- Be aware of risk situations that may require analysis by the Compliance area, such as, for example, Public Agents requesting meetings outside common business locations, "commissions", donations to institutions indicated by them, favors or courtesies in the context in which may influence the making of a decision relevant to GOL; "help" in the context of inspections and inspections or to prioritize your request. More details about the relationship with Public Agents can be found in the Anti-Corruption Policy and the Gifts and Hospitality Policy.
- Respect the rules and legal determinations guided by Public Bodies.
- Establish an ethical, transparent and credible relationship with the professionals who represent the Public Bodies with which we interact.
- Do not expose, offend, disqualify and/or make comments that could depreciate the image of the Public Bodies with which we interact.
- Inform the Compliance area of any inappropriate requests, direct or indirect, from Public Agents.





6. Our **information** and **property**

For all purposes, Our Information And Property is considered to be all tangible and intangible resources of GOL that are directly or indirectly used for its activities.

- Examples of GOL ownership:
  - Our image, reputation, intellectual property assets, brands, patents and registered domains.
  - Equipment in general.
  - Communication devices, technology resources, smartphones, tablets and similar, software.
  - Real estate, installations, vehicles.
  - Material goods and office utensils.
  - Financial resources and budgetary allocations of the Company.
  - GOL's non-public information, including financial, operational and business information, reports and internal documents.
  - Advertising and Publicity products, formats, pieces and campaigns, etc.

6.1. Advertising and publicity

Our Principles

- All of our advertising actions must express the honesty and integrity of our policies and practices.
- Any information, fact, event or marketing action must comply with the principles established in this Code and must not, under any circumstances, transmit defamatory, discriminatory, false and/or incorrect data.

How to act

- Report to your immediate superior the Company's Advertising and Publicity actions that violate the principles established in this Code and our Values.

6.2. Corporate Resources

All Employees and service providers are responsible for the use, maintenance and protection of our assets, as well as their facilities and equipment, whether from GOL or bodies with which we have relationships.

Our Principles

- GOL's resources include facilities, vehicles, equipment, values, documents, brands, machinery, technology, concepts, methodologies, know-how, materials, furniture, information, business strategies, plans, research, systems, inventions and technical and intellectual.
- The use of GOL resources, such as corporate computers and cell phones, made available to its Employees, must be done responsibly and conscientiously, primarily for professional purposes and never in conflict with GOL's objectives and Values or the provisions of this Code.
- The internet, as well as electronic mail (e-mail) sent or received, is also the property of the Company. Its use may be constantly monitored and its contents will not necessarily be considered personal or private.
- Access to websites and electronic addresses is a decision made by the Company, which will allow access and use of websites according to the management needs of each department of the Company. Therefore, the use of tools and/or mechanisms that allow access to websites not made available by the Company in corporate tools is prohibited.
- Concerning physical work structures, we must guarantee safe and healthy conditions, committing ourselves to the laws and internal standards of Occupational Medicine and Safety.

How to act

- Ensure the safekeeping and conservation of the Company's resources or those of companies with which we have relationships (Infraero, ANAC, among others), protecting them against loss, robbery/theft and abuse.
- Guarantee the confidentiality of Employees' personal records.
- Do not use corporate internet access, corporate email or computers and other GOL equipment for external business or unethical activities, contrary to the Company's Values, inappropriate for the work environment and prohibited practices, such as gambling, committing crimes, etc.
- Make good use of electronic mail, considering that the dissemination of offensive, controversial, chain or provocative messages and the dissemination of the Company's strategic information are assessed as very serious misconduct.
- It is not permitted to use GOL's work tools, corporate email, brands or other symbols to obtain personal advantage, whether material or otherwise.
- Protect the "GOL" brand, evaluating whether our positions may affect the Company's image, taking special care in situations in which we are associated with the Company, such as, for example, during the execution of our activities, when wearing a uniform, badge or other items that identify us with GOL, as well as in our positions, posts or comments on social media or advertised locations, among other situations that could cause damage to GOL.

6.3. Data Security

Each of us must ensure that the Company's proprietary information is properly protected and cannot be accessed by unauthorized persons.

Our Principles

- All information obtained as a result of carrying out activities at the Company is confidential, unless it is information already disclosed to the market, through GOL's official means (public information).
- Documents such as contracts, financial records and business plans are the property of the Company and confidential.
- Our information is assets that require special protection, and each user is responsible for complying with the standards set out in GOL's Data Security Policy.
- The use or disclosure of personal and banking information of our Customers and other Employees is not permitted. Employees who access the personal information of Customers and other Employees may only make internal professional use of it.
- Computer and system passwords are personal, confidential and non-transferable.
- Credentials are for personal use and non-transferable, sharing/lending is prohibited and subject to the provisions of the Conduct Manual.

How to act

- Any external request or request from Employees to carry out academic-school work whose scope covers the Company's activities, as long as they do not refer to confidential and strategic matters and information, must be authorized by the manager responsible for the area holding the information, in the absence of this by Area director.
- Our documents cannot be used outside GOL or disclosed, unless this is duly authorized by the responsible boards. Authorized situations must be formalized with those involved.
- Avoid work matters in public environments, such as inside airplanes, airport check-in, elevators, etc.
- Do not share your passwords or credentials with other Employees or third parties, as their access and use are your responsibility. If access by another Employee is necessary, speak to your manager or the IT department.
- Do not make copies of software and any documents on Company computers.


gol



7. Privacy

At GOL, we respect the individuality and freedom of all people and value the trust established in each interaction with our customers, Employees and business partners. In the Company's day-to-day operations, it is necessary to use information, documents and contracts that may contain personal data. Every Employee must know that personal data establishes our trust when this data is maintained with utmost care and respect, as well as knowing that this data is regulated by laws in Brazil and abroad with requirements of rights and duties.

How to act

- Preserve the privacy and intimacy of all customers, Employees and suppliers.
- Collect and process only personal data strictly necessary and sufficient to carry out your activity.
- Always approve with the Privacy team any treatment or use of sensitive data, that is, data from a person related to ethnicity, religious conviction, political opinion, membership of a union or organization of a religious, philosophical or political nature, data relating to health or sexual life, generic or biometric data.
- Do not develop automatic decision-making based on personal data without approval from the Privacy team.
- Do not share personal databases with third parties without the authorization of the Privacy and Administration team.
- Always send, receive, transmit, save, and store personal data in a secure manner that prevents possible information leaks and improper access.
- Enter into contracts with third parties that will always process personal data with legal and technical protections for personal data at the standard or higher than that of our Company.



8. **The Right Path** Ethics and Compliance Program

The Right Path - Ethics And Compliance program The program is a set of actions that the Company takes to foster an Ethical Culture among its Employees and third parties, reinforcing the Corporate Security environment.

Its objective is to detect, prevent and respond to risks of corruption, bribery and other risks of internal actions that do not comply with our Values, always in constant improvement.

The main elements of this initiative are:

- Senior Leadership Commitment.
- Continuous assessment and management of the Company's own risks.
- Independent structure exclusively dedicated to managing the Right Path - Ethics And Compliance program.
- Structuring appropriate policies, procedures and internal controls.
- Development and conduct of training and constant communication with its audiences, aiming to reinforce our Ethical Culture and the effectiveness of controls.
- Monitoring and auditing tools to identify weaknesses and deviations.
- Independent communication channels and investigation processes to evaluate and investigate potential deviations in conduct or established procedures.
- Continuous updating and improvement of initiatives.

The Right Path - Ethics And Compliance program is coordinated by the Compliance area, which has independent access to the Statutory Audit Committee and the Board of Directors.

The Compliance area is primarily responsible for managing THE RIGHT PATH - ETHICS AND COMPLIANCE PROGRAM described above. In this context, it also has the role of taking issues related to Ethics and Conduct to the Ethics Committee, which will decide on the matter.

The structure and functioning of the Ethics Committee are regulated by its Internal Regulations, duly approved by the President and the Statutory Audit Committee, to which the Committee is directly linked.

The Regulations include, among other aspects, the process of handling and communicating reports involving the Committee, its direct subordinates, as well as members of the Company's management.

The Ethics Committee is made up of the following representatives:

- Executive Director of Internal Audit;
- Legal Executive Director;
- Executive Director Smiles and Customer and Commercial Experience;
- External advisory member; and
- Other members at the Board level who may be invited according to the theme of the meeting.

The main responsibilities of the Ethics Committee are:

- Promote, directly or indirectly, through lectures and awareness events, the dissemination of the guidelines of this Code throughout the Company.
- Ensure the perfect functioning of communication channels, the confidentiality of reports received and the protection of good-faith reporters.
- Evaluate cases of violation of the Code of Ethics and deliberate on doubts and ethical dilemmas.
- Periodically review the Code of Ethics and the Conduct Manual.
- Resolve doubts related to the Code.

It is important to mention that reports involving C-Level members will be submitted exclusively to the Representative of the Ethics Committee, without the knowledge of the other members of the Committee, who will forward them to the Corporate Governance and People Committee to define actions and Governance.

Reports involving the Ethics Committee Representative will be submitted to the CEO, who will forward them to the Statutory Audit Committee to define actions and Governance.

Additionally, reports involving the CEO will be submitted exclusively to the Representative of the Ethics Committee, without the knowledge of the other members of the Committee, who will forward it to the Statutory Audit Committee to define actions and Governance.

The Right Path - Ethics And Compliance program operates across all areas of the Company, and its success depends on the engagement of all Employees, who must act following our Values and contribute to the implementation of the necessary measures to ensure the its effectiveness.



9. The **Ethics** Channel

GOL encourages its Employees to maintain ethical and responsible conduct and, therefore, our Teams must report situations involving Fraud, Corruption, Harassment (Moral or Sexual), Harassment, Discrimination, Conflicts of Interest, among other practices that are not in line with our Culture. We are all responsible for the smooth running of interpersonal relationships, as well as for complying with and monitoring the Company's rules, standards and procedures.

If you are aware of any weakness or process that needs to be improved or corrected, regardless of your area of activity, GOL recommends that you inform your immediate leadership or share the topic with the Ethics Channel. Our official communication channels are:

- Hotline: 0800 800 1101, telephone line dedicated to receiving confidential reports and questions.
- Online, through the website www.eticanagol.com.br, your report will be received by an external and independent Company, which guarantees the integrity and absolute confidentiality of the reports.

Upon receipt of the report, the Ethics Channel will:

1. evaluate the report, forwarding matters not related to non-compliance with the Code to management, always maintaining the confidentiality of the reporting person and preserving the identity of the reporting person and all people who participated in the process;
2. define the best strategy for action;
3. investigate the reported facts;
4. issue a report with the findings and suggested actions, forwarding it to the Ethics Committee for consideration.

The deliberations of the matters dealt with by the Ethics Committee will not be exposed to the reporting party, however, they will be able to follow the progress of their call on the official channel www.eticanagol.com.br using the protocol number.

Finally, the Committee will respond to the reporting party with the solution of the process in the shortest possible time, considering all the necessary steps to guarantee impartial, effective work and free from Conflicts of Interest. This response may come formally or through actions perceived in the area.

In all cases, confidentiality and confidentiality of contact will be guaranteed by the Ethics Channel.

GOL encourages reports in good faith, even if they are just suspicions or there is no certainty on the part of the reporter. His anonymity will be protected, and GOL prohibits any type of retaliation for reports in good faith, applying disciplinary measures in any case that may arise.

Reports about fraud involving members of the Company's Management will be forwarded to the Statutory Audit Committee.

We emphasize that matters outside the scope, such as infrastructure, procedures, selection processes, benefits, time off schedule and other management-related topics must be forwarded to your management.

If these matters are passed to the Ethics Channel, they will be shared with the areas and managers responsible for the appropriate actions, maintaining confidentiality concerning the reporter.

The reporter is responsible for the veracity, as well as respectful writing of the information reported, paying attention to the vocabulary and words used when referring to people and/or situations; If misuse of this communication channel is detected, the Ethics Channel will take the appropriate measures.

Remember that using the Ethics Channel to communicate untrue information, which the reporter knows is not true, constitutes a violation of this Code.

If bad faith is detected in the use of the communication channel, appropriate sanctions will be applied. A situation in which the Employee made a report that was demonstrably and clearly intended to benefit or harm another Employee or GOL will be considered bad faith.





10. Related **policies**

This Code does not aim to resolve all issues or present all internal procedures for the Company, but rather to guide on matters related to Ethics and Values that govern our activity.

As the situations we face in our daily lives are diverse, do not forget to consult the other Policies Related to different topics.

Therefore, for more information on the matters covered here, consult the Policies Related to the different topics, available on GOL's Workplace, especially:

- Conduct Manual
- Anti-Corruption Policy
- Conflict of Interest Parties
- Related parts
- Gifts and Hospitality Policy
- Sponsorship and Donation Policy
- Acquisition Policy
- Data security policy
- Environmental Policy

If your doubts persist, do not hesitate to contact the Ethics Channel.



11. **Final** remarks

The provisions of this Code come into force on the date of its publication and will remain in force for an indefinite period, and periodic reviews must be carried out to update it, ensuring its continued effectiveness.

Any crime committed by an Employee within the scope of their relationship with GOL, even if not expressly provided for in this Code, will be considered a violation of this Code and will be subject to the application of disciplinary measures provided for in the Conduct Manual.

This Code and other information about the Right Path - Ethics and Compliance program are available at www.eticanagol.com.br.

Revision control

Revision	Date	Pages impacted	Change Description
Revision 00	January 2004	All	Creation of the Code of Ethics
Revision 01	July 2010	All	Revision of Layout and content
Revision 02	February 2013	All	Revision according to R1.001.2010 ITEM 5.1.5 Inclusion of Mission, Vision and Values Relationship with Social Media
Revision 03	July 2016	All	Revision according to R1.001.2010 ITEM 5.1.5; Inclusion of Information on the Anti-Corruption Law
Revision 04	July 2018	All	Revision of Layout and content
Revision 05	December 2023	All	Revision of Layout and content

Version approved by the Board of Directors in a meeting formalized in Minutes on 03/26/2024.